Schroder Investment Management North America

7 Bryant Park, New York, NY 10018-3706

Tel: (212) 641-3800

www.schroders.com/us

To:	Board of Trustees, Schroder Series Trust

From:	Schroders Investment Management North America Inc.

Date:	February 22, 2019

Re:	Fee and Expense Waivers and Reimbursements

This is to inform you that we hereby agree, from March 1, 2019 through February 29, 2020, as follows:

To waive our fees, pay fund operating expenses, and/or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses) allocable to each fund's R6 Shares and Investor Shares, as applicable, exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	R6 Shares	Investor Shares
Schroder Emerging Markets Small Cap Fund	1.35%	1.50%
Schroder Long Duration Investment-Grade Bond Fund	N/A	0.32%
Schroder Short Duration Bond Fund	0.32%	0.47%
Schroder Total Return Fixed Income Fund	N/A	0.40%
Schroder Core Bond Fund	0.32%	N/A

This letter agreement may only be terminated during its term by the Board of Trustees of Schroder Series Trust.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ William Sauer
Name:	William Sauer
Title:	Authorized Signatory